March 28, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, NE

Washington, DC 20549

Attention: Arthur Tornabene-Zalas

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-263724) of Holly Energy Partners, L.P.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on March 30, 2022, or as soon thereafter as is practicable.

If you need additional information, please contact Katherine Terrell Frank of Vinson & Elkins L.L.P. at (214) 220-7869.

Very truly yours,

Holly Energy Partners, L.P.

By:	HEP Logistics Holdings, L.P., its general partner

By:	Holly Logistic Services, L.L.C., its general partner

By:	/s/ Richard L. Voliva III
Name:	Richard L. Voliva III
Title:	President